

New York Stock Exchange
11 Wall Street
New York, NY 10005

July 16, 2019

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The New York Stock Exchange certifies its approval for listing and registration of the
Common Shares, no par value of Intercorp Financial Services Inc. under the Exchange
Act of 1934.

Sincerely,